

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 30, 2010

<u>Via Mail and Facsimile (55 21) 3814-8820</u>

Fabio de Oliveira Barbosa
Chief Financial Officer
Vale SA
(f/k/a Companhia Vale Do Rio Doce)
Avenida Graca Aranha
20030-900 Rio de Janeiro, RJ
Brazil

      Re: Vale SA
           Form 20-F for the Fiscal Year Ended December 31, 2008
           Filed April 28, 2009
           File No. 1-15030
           Response Letter Filed April 6, 2010

Dear Mr. Oliveira Barbosa:

We refer you to our comment letter dated March 23, 2010 regarding business contacts with Iran and Cuba. We have completed our review of this subject matter and have no further comments at this time.

           Sincerely,

           Cecilia Blye, Chief
           Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance